UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Organogenesis Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68621F102

(CUSIP Number)

Lori Freedman

Vice President and General Counsel

Organogenesis Holdings Inc.

85 Dan Road

Canton, MA 02021

Tel: (781) 575-0775

With a copy to:

William R. Kolb

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D	Page 2 of 20 Pages

1.	Names of Reporting Persons. Alan A. Ades
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,244,272 Shares
	8.	Shared Voting Power 11,131,474 Shares
	9.	Sole Dispositive Power 15,244,272 Shares
	10.	Shared Dispositive Power 11,131,474 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,375,746 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.5%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 3 of 20 Pages

1.	Names of Reporting Persons Albert Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,044,917 Shares
	8.	Shared Voting Power 11,131,474 Shares
	9.	Sole Dispositive Power 8,044,917 Shares
	10.	Shared Dispositive Power 11,131,474 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,176,391 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 4 of 20 Pages

1.	Names of Reporting Persons. Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,544,983 Shares
	8.	Shared Voting Power 1,418,680 Shares
	9.	Sole Dispositive Power 13,544,983 Shares
	10.	Shared Dispositive Power 1,418,680 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,963,663 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 5 of 20 Pages

1.	Names of Reporting Persons. Dennis Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,314,517 Shares
	8.	Shared Voting Power 8,729,184 Shares
	9.	Sole Dispositive Power 1,314,517 Shares
	10.	Shared Dispositive Power 8,729,184 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,043,701 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 6 of 20 Pages

1.	Names of Reporting Persons. Starr Wisdom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68621F102	13D	Page 7 of 20 Pages

1.	Names of Reporting Persons. Organo PFG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,279,490 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,279,490 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,279,490 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 8 of 20 Pages

1.	Names of Reporting Persons. Organo Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,851,984 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,851,984 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,851,984 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 9 of 20 Pages

1.	Names of Reporting Persons. Alan Ades 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,837,774 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,837,774 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,837,774 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 10 of 20 Pages

1.	Names of Reporting Persons. Albert Erani Family Trust dated 12/29/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 11 of 20 Pages

1.	Names of Reporting Persons. Dennis Erani 2012 Issue Trust dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,382,031 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,382,031 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,382,031 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 12 of 20 Pages

1.	Names of Reporting Persons. GN 2016 Family Trust u/a/d August 12, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,418,680 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,418,680 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,418,680 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 13 of 20 Pages

1.	Names of Reporting Persons. GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,761,320 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,761,320 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,761,320 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 14 of 20 Pages

1.	Names of Reporting Persons. RED Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,392,328 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,392,328 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,392,328 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	Page 15 of 20 Pages

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on December 20, 2018 on behalf of Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC, Organo Investors LLC, Dennis Erani 2012 Issue Trust dated 12/20/12, Alan Ades 2014 GRAT, Albert Erani Family Trust dated 12/29/2012, GN 2016 Family Trust u/a/d August 12, 2016 and GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (collectively, the “Group”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 27, 2019, Amendment No. 2 to the statement on Schedule 13D filed on November 19, 2020, Amendment No. 3 to the statement on Schedule 13D filed on May 11, 2021, Amendment No. 4 to the statement on Schedule 13D filed on June 1, 2021 and Amendment No. 5 to the statement on Schedule 13D filed on December 17, 2021 (such Schedule 13D and amendments, the “Original Statement”). The Original Statement, as amended by this Amendment No. 6 (the “Statement”), relates to the shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Organogenesis Holdings Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 6 amends the Original Statement as specifically set forth herein. Except as set forth in this Amendment No. 6, all previous Items in the Original Statement remain unchanged.

Item 2. Identity and Background.

Item 2 of the Original Statement is hereby amended and restated as follows:

“ (a) The names of the reporting persons are Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC (“Organo PFG”), Organo Investors LLC (“Organo Investors”), Dennis Erani 2012 Issue Trust dated 12/20/12 (the “D. Erani Trust”), Alan Ades as Trustee of the Alan Ades 2014 GRAT (the “A. Ades GRAT”), Albert Erani Family Trust dated 12/29/2012 (the “A. Erani Trust”), GN 2016 Family Trust u/a/d August 12, 2016 (the “GN Trust”), GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (the “GN GRAT”) and RED Holdings, LLC (“RED Holdings”). The reporting persons are collectively referred to herein as the “Reporting Persons” or the “Controlling Entities”. The D. Erani Trust, the A. Ades GRAT, the A. Erani Trust, the GN Trust and the GN GRAT are collectively referred to as the “Trusts”.

(b) The business address of each of Alan Ades, Organo PFG, Organo Investors, the A. Ades GRAT, Albert Erani, the A. Erani Trust and RED Holdings, c/o Rugby Realty Co., is 300 Lighting Way, Secaucus, NJ 07094. The address of each of Dennis Erani and the D. Erani Trust is 6000 Island Boulevard, Apt. 2502, Aventura, FL 33160. The business address of Mr. Nussdorf, the GN Trust and the GN GRAT is 35 Sawgrass Drive, Bellport, NY 11713. The address of Starr Wisdom is 44 Wilson Street, Hartsdale, NY 10530.

(c) Each of Albert Erani and Dennis Erani is retired. The present principal occupation or employment of Alan Ades is principal of Rugby Realty Co., Inc., an entity that owns real estate partnerships and is located at 300 Lighting Way, Secaucus, NJ 07094. The present principal occupation or employment of Mr. Nussdorf is President and Chief Executive Officer of Quality King Distributors, Inc., a distributor of health and beauty care products and prescription drugs located at 35 Sawgrass Drive, Bellport, NY 11713. Ms. Wisdom is not currently employed.

CUSIP No. 68621F102	Page 16 of 20 Pages

The principal business of each of Organo PFG, Organo Investors and RED Holdings is holding, managing, investing and distributing shares of the Issuer and the proceeds therefrom. The principal business of each of the Trusts is holding, managing, investing and distributing the trust property and the proceeds therefrom. The Trusts were formed for estate planning purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of Alan Ades, Albert Erani, Mr. Nussdorf, Dennis Erani and Ms. Wisdom is a citizen of the United States. Each of the Trusts, Organo PFG, Organo Investors and RED Holdings, LLC was formed and operates in the United States.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Original Statement is hereby amended and restated as follows:

“The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 128,641,628 Shares as reported in the quarterly report on Form 10-Q filed by the Issuer on November 9, 2021. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of December 28, 2021. The cover page to this Statement for each Reporting Person is incorporated by reference in its entirety into this Item 5.

(a) Alan A. Ades is the beneficial owner of a total of 26,375,746 Shares, representing approximately 20.5% of the outstanding Shares and consisting of (i) 8,406,498 Shares held by Alan Ades, (ii) 6,837,774 Shares held by the A. Ades GRAT, (iii) 8,279,490 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Albert Erani is the beneficial owner of a total of 19,176,391 Shares, representing approximately 14.9% of the outstanding Shares and consisting of (i) 652,589 Shares held by Albert Erani, (ii) 7,392,328 Shares held by RED Holdings, (iii) 8,279,490 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Dennis Erani is the beneficial owner of a total of 10,043,701 Shares, representing approximately 7.8% of the outstanding Shares and consisting of (i) 1,314,517 Shares held by Dennis Erani, (ii) 8,382,031 Shares held by the D. Erani Trust and (iii) 347,153 Shares held by the Purchasing Trust. Susan Erani, who is Dennis Erani’s spouse, and Mr. Nussdorf are co-trustees of the Purchasing Trust.

Glenn H. Nussdorf is the beneficial owner of a total of 14,963,663 Shares, representing approximately 11.6% of the outstanding Shares and consisting of (i) 2,783,663 Shares held by Mr. Nussdorf, (ii) 1,418,680 Shares held by the GN Trust and (iii) 10,761,320 Shares held by the GN GRAT.

CUSIP No. 68621F102	Page 17 of 20 Pages

Starr Wisdom is the beneficial owner of a total of 20,000 Shares, representing approximately 0.0% of the outstanding Shares. Ms. Wisdom holds all such Shares directly.

Organo PFG is the beneficial owner of a total of 8,279,490 Shares, representing approximately 6.4% of the outstanding Shares. Organo PFG holds all such Shares directly. Alan Ades and Albert Erani are the managing members of Organo PFG.

Organo Investors is the beneficial owner of a total of 2,851,984 Shares, representing approximately 2.2% of the outstanding Shares. Organo Investors holds all such Shares directly. Alan Ades and Albert Erani are the managers of Organo Investors.

The A. Ades GRAT is the beneficial owner of a total of 6,837,774 Shares, representing approximately 5.3% of the outstanding Shares. The A. Ades GRAT holds all such Shares directly. Alan Ades is trustee of the A. Ades GRAT.

The A. Erani Trust does not beneficially own any Shares. Starr Wisdom, John Wisdom and Jeffrey Baddish are co-trustees of the A. Erani Trust.

The D. Erani Trust is the beneficial owner of a total of 8,382,031 Shares, representing approximately 6.5% of the outstanding Shares. The D. Erani Trust holds all such Shares directly. Mr. Nussdorf, Susan Erani, who is Dennis Erani’s spouse, and David Peretz are co-trustees of the D. Erani Trust.

The GN Trust is the beneficial owner of a total of 1,418,680 Shares, representing approximately 1.1% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 10,761,320 Shares, representing approximately 8.4% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is trustee of the GN GRAT.

RED Holdings is the beneficial owner of 7,392,328 Shares, representing approximately 5.7% of the outstanding Shares. RED Holdings holds all such Shares directly. Albert Erani is the sole manager of RED Holdings and the 2021 RED Trust is the sole member of RED Holdings.

By virtue of the relationships described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another member of such group for purposes of Section 13(d) of the Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.”

Paragraph (c) of Item 5 of the Original Statement is hereby amended and restated as follows:

“ (c) On December 28, 2021, the Albert Erani 2014 GRAT transferred 4,661,129 Shares to the A. Erani Trust (the “A. Erani GRAT Transfer”) and, immediately thereafter, the A. Erani Trust transferred 7,392,328 Shares to RED Holdings (the “A. Erani Trust Transfer”), in each case, as a gift for no consideration for estate planning purposes.

CUSIP No. 68621F102	Page 18 of 20 Pages

On December 15, 2021, the Dennis Erani 2014 GRAT transferred 5,417,900 Shares to the D. Erani Trust as a gift for no consideration for estate planning purposes (the “Dennis Erani 2014 GRAT Transfer”).

On November 18, 2021, Glenn Nussdorf purchased 25,000 Shares on the open market at a weighted-average price of $9.93 per Share. Except for such purchase, the Dennis Erani 2014 GRAT Transfer, the A. Erani Trust Transfer and the A. Erani GRAT Transfer, none of the members of the Group has effected any transactions in Shares during the past 60 days.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby supplemented as follows:

Exhibit No.	Exhibit

99.15	RED Holdings Joint Filing Agreement, dated as of December 30, 2021, filed herewith.

99.16	Power of Attorney, relating to RED Holdings (incorporated by reference to Exhibit 24.1 of the Form 3 filed by RED Holdings on December 27, 2021).

99.17	Joinder Agreement of RED Holdings, dated as of December 15, 2021, filed herewith.

[signature page follows]

CUSIP No. 68621F102	Page 19 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 30, 2021

ALAN A. ADES

By: /s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI

By: /s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI

By: /s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GLENN H. NUSSDORF

By: /s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

STARR WISDOM

By: /s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ORGANO PFG LLC

By: /s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

CUSIP No. 68621F102	Page 20 of 20 Pages

ORGANO INVESTORS LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALAN ADES 2014 GRAT

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI FAMILY TRUST DATED 12/29/2012

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI 2012 ISSUE TRUST DATED 12/20/12

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 FAMILY TRUST U/A/D AUGUST 12, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 ORGANO 10-YEAR GRAT U/A/D SEPTEMBER 30, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

RED HOLDINGS, LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

Exhibit 99.15

JOINT FILING AGREEMENT

The undersigned hereby agrees that it is filing this statement jointly pursuant to Rule 13d-1(k)(1). The undersigned is responsible for the timely filing of any additional amendments to the Schedule 13D initially filed on December 20, 2018 (the “Schedule 13D”), and for the completeness and accuracy of the information concerning the undersigned contained therein or in any amendments thereto; but the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless the undersigned knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with the other reporting persons who have signed the statement on Schedule 13D (and any amendments thereto) with respect to the Common Stock, par value $0.0001, beneficially owned by each of them, of Organogenesis Holdings Inc., a corporation incorporated under the laws of the State of Delaware. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D, as amended.

Dated: December 30, 2021	By:	*
RED Holdings, LLC

*	The undersigned, by signing her name hereto, executes this Joint Filing Agreement pursuant to the Powers of Attorney executed on behalf of the entity listed above and filed herewith.

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

Exhibit 99.17

JOINDER AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to the Controlling Stockholders’ Agreement (the “Agreement”), dated as of December 10, 2018 and as it may be amended from time to time in accordance with its terms, by and among Organogenesis Holdings Inc. and the Stockholders party thereto.

Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Agreement.

By executing and delivering this Joinder Agreement to the Agreement, the undersigned hereby adopts and approves the Agreement and agrees, effective commencing on the date hereof and as a condition to and immediately prior the undersigned’s becoming the transferee of shares of Common Stock, to be bound by and to comply with the provisions of the Agreement applicable to the Stockholders party thereto, in the same manner as if the undersigned were an original signatory to the Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the 15th day of December, 2021.

RED HOLDINGS, LLC

By:	/s/ Albert Erani
Name: Albert Erani
Title: Manager

Address:	RED Holdings, LLC
c/o The Corporation Service Company
251 Little Falls Drive
Wilmington, New Castle County, DE 19808
Attention: Albert Erani
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